September 19, 2008

VIA EDGAR AND FACSIMILE

Mr. H. Christopher Owings
Ms. Mara Ransom
Mr. Robert W. Erret
Division of Corporate Finance
United States Securities and Exchange Commission
950 Fifth Street, N.W.
Washington, DC 20549-0306
Fax (202) 772-9204


Re:   SJW Corp.
      Form 10-K for the fiscal year ended December 31, 2007, filed on
        March 10, 2008
      Proxy Statement on Schedule 14A, filed on March 11, 2008
      Form 10-Q for the fiscal quarter ended March 31, 2008, filed on
        May 8, 2008
      Form 10-Q for fiscal quarter ended June 30, 2008, filed on
        August 1, 2008
      File No. 001-08966

Dear Messrs. Owings and Erret and Ms. Ransom:

     We submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the "Staff") to SJW Corp. (the "Company") dated September 5, 2008 (the "Comment Letter") with respect to the Company's Form 10-K for the fiscal year ended December 31, 2007 ("Form 10-K"), Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 11, 2008 ("Proxy Statement"), Form 10-Q for fiscal quarter ended March 31, 2008 and Form 10-Q for the fiscal quarter ended June 30, 2008, File No. 001-08966. The numbered paragraphs below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company's response to the Staff's comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 1- Business, page 3

Franchises, page 5

     1. Please discuss the general duration of the franchises held, any anticipated expiration of a material franchise, water right, or right of way, and the overall importance of the franchises, water rights and rights of way to the operations of SJW Corp. Refer to Item 101(c)(iv) of Regulation S-K.

     Franchises granted by local jurisdictions permit San Jose Water Company to construct, maintain, and operate a water distribution system within the streets and other public properties of a given jurisdiction. San Jose Water Company holds the necessary franchises to provide water in portions of the cities of San Jose and Cupertino and in the cities of Campbell, Monte Sereno and Saratoga, the town of Los Gatos and the unincorporated areas of Santa Clara County. None of the franchises have a termination date, other than the franchise for the unincorporated areas of Santa Clara County, which terminates in 2020. Rights of way are necessary when San Jose Water Company must install and operate facilities in land that it does not own, and for which access is not provided by a franchise. As stated on page 4 of the Company's Form 10-K, San Jose Water Company's water supply consists of groundwater from wells, surface water from watershed run-off and diversion, and imported water purchased from the Santa Clara Valley Water District ("SCVWD") under the terms of a master contract with SCVWD expiring in 2051. San Jose Water Company's water rights include certain pre-1914 appropriative water rights and groundwater rights. San Jose Water Company also controls certain riparian rights in its service area.

     In future filings, we will discuss any anticipated expiration of a material franchise, water right or right of way.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operation, page 17

     2. On page 25 under Maintenance Expense you disclose that your maintenance expenses have increased 14% and 6% over the past two years. Also, on page 25 under Other Income and Expense you disclose that your interest expenses have increased 17% from 2006 to 2007. Please discuss in reasonable detail whether you expect an increase or decrease in these expenses going forward and any short and long term actions that you are taking or have taken to address these expenses. Also, please discuss the impact of any changes these charges will have on your earnings.

     Maintenance expense varies from year to year. The level of maintenance activity of San Jose Water Company is driven by external factors such as the age of its infrastructure, weather conditions, the economy and public works activities performed by the governmental agencies. Maintenance expense increase and decrease as a result of these factors as well as other factors such as the cost of commodities. To date in 2008, maintenance expense of San Jose Water Company has increased from the maintenance expense incurred in 2007 primarily attributable to the increase in the cost of petroleum products and a higher level of maintenance activity. Uncertainty about the future price of petroleum makes it difficult for the Company to identify a trend with respect to future Maintenance Expenses.

     As noted on page 26 of the Form 10-K, over the course of 2007, the Company increased its senior notes and mortgage indebtedness. As a result, interest expense will be higher in 2008 as compared to 2007 due to the higher level of borrowings. The Company monitors its overall corporate capital structure in order to maintain what it believes is an optimal mix of debt and equity. To the extent the Company increases its indebtedness, higher interest expense will be incurred. Higher borrowings are incurred to support the Company's business activities, primarily in providing water service to its customers. When additional long term indebtedness of San Jose Water Company and SJWTX, Inc. are reviewed and approved by the appropriate regulatory agency, higher revenues are expected to be allowed to offset the higher interest cost.

     In future filings, we will discuss any emerging trends in operating expenses.

Liquidity and Capital Resources, page 26

     3. Please provide a discussion of cash flows from operating, investing and financing activities for the full three-year period covered by the financial statements. Refer to Instruction 1-5 to Item 303(a) of Regulation S-K.

     Cash Flow from Operating Activities:

     SJW Corp. generated relatively stable operating cash flow from net income, non-cash expenses for depreciation and amortization and deferred income taxes.

     Cash Flow from Investing Activities:

     SJW Corp. incurred $73,217,000, $58,028,000 and $46,445,000 in capital expenditure primarily due to higher investment in utility plant in 2007, 2006 and 2005, respectively. In 2007, the Company invested approximately $47,625,000 in real property which amount was funded with proceeds from another real property sale in 2006 and a $13,500,000 mortgage loan obtained by SJW Land Company.

Cash Flow from Financing Activities:

     Cash flow from financing activities in 2007 was primarily generated from the issuance of $40,000,000 in two series of senior notes by San Jose Water Company, a $13,500,000 mortgage loan obtained by SJW Land Company, short-term borrowings on the Company's line of credit and receipt of advances and contributions in aid of construction. In 2006, SJWTX, Inc. issued a senior note in the amount of $15,000,000 in connection with its purchase of substantially all the assets of Canyon Lake Water Supply Corporation on May 31, 2006 and retired approximately $19,951,000 in bonds for Canyon Lake Water Supply Corporation. The increase in dividend payment is attributable to higher dividends declared by the Board.

     In future filings, we will expand our discussion on cash flows from operating, investing and financial activities, as set forth above.

SJW Corp. and its Subsidiaries, page 28

     4. You stated that an unused short-term bank line of credit of $30,000,000 is available to you, but the line of credit expired on June 1, 2008. Please discuss if you intend to renew this line of credit, obtain a new line of credit, or discontinue the line of credit. If you are unable to renew this line of credit or obtain a new line of credit, please discuss how this may effect your operations.

     The line of credit was renewed and will now expire on June 1, 2010, as disclosed on page 25 of the Company's Form 10-Q for the quarter ended June 30, 2008. In future filings, we will endeavor to discuss the status of any material borrowings that are subject to renewal within the succeeding twelve months.

Item 9A. Controls and Procedures, page 61

     5. We note your disclosure indicates that you "believe that a control system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the control system are met..." In future filings, please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

     We respectfully refer you to the second sentence of the disclosure on page 61 under Item 9. Controls and Procedures, which stated as follows (emphasis added):

          "Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Corporation's disclosure controls and procedures as of the end of the period covered by this report have been designed and are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure."

     We believe that the foregoing sentence is consistent with the guidance set forth in SEC Release No. 33-8238.

Item 15 - Exhibits, page 65

Exhibits 31.1 and 31.2

     6. We note that in the certifications you provided under Item 601(31) of Regulation S-K that you omitted the parenthetical phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). We also note that you used the word "weakness" instead of "weaknesses" in paragraph five (a). In all future filings, your certification should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.

     In future filings, the certifications provided by SJW Corp. under Item 601(b)(31) of Regulation S-K will be exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Executive Compensation and Related Information, page 44

Annual Bonus, page 48

     7. You indicated that the Executive Compensation Committee approved an additional $13,000 bonus award for Ms. Yip in recognition of her leadership in achieving effective cost control measures in 2007. Please discuss the elements and factors that the Executive Compensation Committee used in evaluating the $13,000 bonus award.

     As described in the Proxy Statement, the Executive Compensation Committee is authorized to award to the named executive officers, other than the CEO, annual cash bonuses ranging from 0 percent to 200 percent of the targets established at the beginning of each calendar year. At their December 6, 2007 meeting, the Committee awarded annual bonuses at 80 percent of target to all of the named executive officers.

     The Proxy Statement on page 48 describes the specific factors that the Committee considered in establishing the 2007 bonus awards. One of the primary factors, "Achievement of 10.13 percent authorized ROE for San Jose Water Company", could not be determined until after closing the books for the fourth quarter of 2007. The Committee at their January 30, 2008 meeting determined that the objective had been achieved. Although all of the named executive officers had contributed to the cost control and other strategies that resulted in the achievement of the objective, the Committee determined that the Ms. Yip, as the Chief Financial Officer, had been largely responsible for guiding this activity. Ms. Yip was also recognized for significantly contributing to analyses and execution of other strategic initiatives including the analyses of certain acquisition prospects, resolution of IRS Code Section 162 (m) compensation issues, analyses of cost of capital issues, and other strategic activities. Based on these contributions, the Committee determined that Ms. Yip should be awarded an additional $13,000 bringing her total 2007 cash bonus award to $45,000, or 112.5% of target.

Certain Relationships and Related Transactions, page 74

     8. Please expand your discussion of the audit committee's review process of related party transactions. For example, please discuss the standards applied to related party transactions pursuant to your corporate policies and procedures. Refer to Item 404(b)(1)(i-iv) of Regulation S-K.

         In future filings, we will expand our discussion regarding the audit committee's review process for related party transactions so that it reads substantially as follows. For your convenience, we have underlined the additional disclosure:

              The Audit Committee reviews and approves related party transactions as such term is defined under Item 404(a) of Regulation S-K pursuant to the Corporation's Audit Committee Charter. In addition, SJW Corp.'s written Related Party Transactions Policy provides that any request for approval submitted to the Audit Committee must describe the material terms of the proposed transaction and the related party's interest. Such policy further provides that when approval for a related party transaction is required between regular Audit Committee Meetings, the Audit Committee may provide approval at a special telephonic committee meeting or by written consent (including by email). When our audit committee reviews and considers approving a proposed related party transaction, it considers whether the transaction is in, or is not inconsistent with, the best interests of the Company and its shareholders.

     In connection with the above responses to your comments, we hereby acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filings; and

     o The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       We would greatly appreciate any assistance the Staff can provide in obtaining an expeditious review of this response letter. Please contact the undersigned at (408) 279-7960 with any questions regarding the foregoing.

Very truly yours,



/s/ ANGELA YIP
Angela Yip
Executive Vice President of Finance

cc:  Charles J. Toeniskoetter, Chairman of the Board
     W. Richard Roth, President and Chief Executive Officer
     David A. Green, Chief Financial Officer and Treasurer